EXHIBIT 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

CNOOC Limited Enters Into Definitive Agreement to Acquire Nexen Inc.

July 23, 2012

HIGHLIGHTS

—	All-cash price of US$27.50 per Nexen common share

—	The price represents a premium of 61% to the closing price of Nexen's common shares on the NYSE on July 20, 2012, and a premium of 66% to Nexen's 20 trading-day volume-weighted average share price

—	Delivers significant and immediate value to Nexen shareholders

—	The transaction has received the unanimous approval of Nexen's and CNOOC Limited's Boards of Directors

—	The acquisition of Nexen enhances CNOOC Limited's presence in Canada, Nigeria and the Gulf of Mexico, adds a significant presence in the U.K. North Sea and diversifies CNOOC Limited's growth platform

—	The acquisition provides significant long-term benefits to Canada which are expected to include:

o
Establishing Calgary as CNOOC Limited's North and Central American headquarters, which will manage Nexen's global operations and CNOOC Limited's existing operations in the region (comprising approximately US$8 billion of CNOOC Limited's existing assets);

o	Intending to retain Nexen's current management team and employees;

o	Enhancing capital expenditures on Nexen's assets;

o	Intending to list CNOOC Limited shares on the TSX; and

o	Enhancing community and social commitments

CNOOC Limited (SEHK: 00883, NYSE: CEO) and Nexen Inc. (TSX: NXY, NYSE: NXY) announced today that they have entered into a definitive agreement under which CNOOC Limited will acquire all of the outstanding common shares of Nexen for US$27.50 per share in cash.

The purchase price represents a premium of 61% to the closing price of Nexen's common shares on the NYSE on July 20, 2012, and a premium of 66% to Nexen's 20 trading-day volume-weighted average share price. Total cash consideration of approximately US$15.1 billion will be paid for Nexen's common and preferred shares, and Nexen's current debt of approximately US$4.3 billion will remain outstanding. The transaction, which will be completed by way of a plan of arrangement, is expected to close in the fourth quarter of 2012.

The acquisition of Nexen expands CNOOC Limited's overseas businesses and resource base in order to deliver long-term, sustainable growth. Nexen will complement CNOOC Limited's large offshore production footprint in China and extends CNOOC Limited's global presence with a high-quality asset base in many of the world's most significant producing regions - including Western Canada, the U.K. North Sea, the Gulf of Mexico and offshore Nigeria - focused on conventional oil and gas, oil sands and shale gas. In addition, Nexen management's current mandate will be expanded to include all of CNOOC Limited's North American and Caribbean assets.

Nexen had average production of 207 mboe/d (after royalties) in Q2 2012. In accordance with SEC rules, Nexen had 900 mmboe of proved reserves and 1,122 mmboe of probable reserves as of December 31, 2011. In addition, as of December 31, 2011, Nexen had best estimate contingent resources of 5.6 billion boe in accordance with Canadian National Instrument 51-101, predominantly in the Canadian oil sands.

The transaction will be funded by CNOOC Limited's existing cash resources and external financing.

Mr. Wang Yilin, Chairman of CNOOC Limited said, "The acquisition reflects our strong belief in Nexen's rich and diverse portfolio of assets and world-class management and employees. This is an exciting opportunity for us to build on our existing joint venture relationship with Nexen in Canada, and to acquire a leading international platform in the process. We strongly believe that this acquisition will create long-term value for CNOOC Limited's shareholders."

Commenting on the acquisition, Mr. Barry Jackson, Chairman of the Board of Nexen, said, "This transaction delivers significant and immediate value to Nexen shareholders. The Nexen Board is unanimous in its view that the transaction is in the best interest of Nexen and recommends shareholders vote in favor of the transaction."

Benefits to Canada

CNOOC Limited has been a significant investor in Canada since 2005, with total capital invested of C$2.8 billion. These investments include a stake in MEG Energy Inc. (www.megenergy.com), OPTI Canada Inc. (Nexen's partner in the Long Lake steam assisted gravity drainage production facilities ("SAGD") and Upgrader), and a 60% interest in Northern Cross (Yukon) Limited (www.northerncrossyukon.ca).

In connection with this transaction and also to demonstrate its commitment to Canada and the Canadian oil and gas industry, CNOOC Limited intends to carry out a number of plans including the following:

—
Following completion of the transaction, CNOOC Limited plans to establish Calgary as the head office of its North and Central American operations. This head office will be responsible for operating and growing Nexen's assets in North and South America, Europe and West Africa and CNOOC Limited's portfolio in Canada, the U.S. and Central America.

—	CNOOC Limited intends to retain Nexen's current management team and employees.

—
CNOOC Limited will implement and enhance Nexen's current planned capital expenditure program, thereby investing significant capital in Canada and in Nexen's other international assets. CNOOC Limited brings greater financial capacity to better realize the full potential of Nexen's significant resource base.

—	CNOOC Limited intends to list its common shares on the TSX.

—
CNOOC Limited has a strong track record of outstanding corporate citizenship and social responsibility in Canada and the other jurisdictions around the world in which it operates. Consistent with its commitment to social responsibility, CNOOC Limited will build upon Nexen's existing and highly regarded community and charitable programs, particularly with respect to First Nations and local communities.

—	Additionally, CNOOC Limited will continue to support oil sands research at Alberta universities and participate in the Canada's Oil Sands Innovation Alliance ("COSIA").

More information on CNOOC Limited's global commitments to social responsibility can be found at http://www.cnoocltd.com/encnoocltd/default.shtml.

Mr. Li Fanrong, Chief Executive Officer of CNOOC Limited, said, "We believe the transaction provides a number of significant benefits to Canada and to Nexen. CNOOC Limited looks forward to welcoming all of Nexen's employees to its worldwide team, and we will clearly benefit from having Nexen employees play an important part in our international business growth platform. In addition, the transaction is a reflection of our disciplined M&A strategy which is focused on resources, risk and return."

Mr. Kevin Reinhart, interim Chief Executive Officer of Nexen, said "CNOOC Limited is one of the largest independent oil and gas exploration and production companies in the world. This transaction will allow for significant investment in our business and opens the door to new opportunities for our employees."

Benefits to U.K., U.S. and Other Countries

Nexen's assets in the U.K., U.S. and other countries will continue to be managed from its regional offices, and CNOOC Limited will retain the current management and employees in those operations as well as continue to work with local suppliers.

CNOOC Limited is committed to Nexen's assets in the U.K., including current investment plans for the maintenance and development of all producing, development and exploration assets, including Buzzard and Golden Eagle, with opportunities for continued cooperation with U.K.-based suppliers. In the U.S., investments in exploration and development in the Gulf of Mexico will be maintained. In Nigeria, CNOOC Limited will continue Nexen's partnership in the Usan project and maintain its active development, appraisal and exploration drilling campaign on Nexen's Nigerian acreage. In all of these offshore areas, CNOOC Limited brings to the Nexen team supporting expertise based on its 30 year track record of offshore exploration and development. Nexen's other international activities will be maintained as planned.

Recommendation of the Nexen Board of Directors

The Nexen Board of Directors, after consulting with its financial and legal advisors, has unanimously determined that the transaction is in the best interest of Nexen and that the consideration being offered to Nexen shareholders is fair from a financial point of view. The Nexen Board has resolved to unanimously recommend that Nexen common shareholders and preferred shareholders vote their shares in favor of the arrangement at the Special Meeting of shareholders to be held on or prior to September 21, 2012. In addition, the directors and senior officers of Nexen have advised Nexen that they intend to vote their shares in favor of the transaction.

Additional Information on the Transaction

The definitive agreement between CNOOC Limited and Nexen provides for, among other things, a non-solicitation covenant on the part of Nexen, subject to customary "fiduciary out" provisions, that entitles Nexen to consider and accept a superior proposal and a right in favor of CNOOC Limited to match any superior proposal. If the definitive agreement is terminated in certain circumstances, including if Nexen enters into an agreement with respect to a superior proposal or if the Board of Directors of Nexen withdraws or modifies its recommendation with respect to the proposed transaction, CNOOC Limited is entitled to a termination payment of US$425 million.

In addition, under the terms of the transaction, if approved by the holders of preferred shares in a separate class vote, CNOOC Limited will acquire the outstanding preferred shares of Nexen for a purchase price of C$26.00 per share in cash, plus any dividends accrued but unpaid at the time of closing. However, closing of the arrangement is not conditioned upon approval by the holders of the Nexen preferred shares.

Completion of the transaction is subject to customary closing conditions, including court approval of the arrangement; approval of two-thirds of the votes cast by holders of common shares in person or by proxy at the meeting; and applicable government and regulatory approvals by, among others, the relevant authorities in Canada, the U.S., the EU (if required) and China. A termination payment of US$425 million will be payable by CNOOC Limited to Nexen should the transaction not close for China regulatory reasons. Nexen common and preferred shareholders will be asked to vote on the transaction at a special meeting of Nexen. CNOOC Limited has obtained approval for the transaction from its majority stockholder. Full details of the transaction will be included in an information circular to be mailed to Nexen common and preferred shareholders in accordance with applicable securities law.

A copy of the arrangement agreement, the information circular and related documents will be filed with Canadian securities regulators and the U.S. Securities and Exchange Commission and will be available at www.sedar.com and www.sec.gov/edgar.

CNOOC Limited's financial advisors are BMO Capital Markets and Citigroup Global Markets Inc. CNOOC Limited's legal advisors are Stikeman Elliott LLP and Davis Polk & Wardwell LLP. Nexen's financial advisors are Goldman Sachs and RBC Capital Markets and its legal advisors are Blake Cassels & Graydon LLP and Paul, Weiss, Rifkind, Wharton and Garrison LLP.  Legal advisors to the Nexen board are Richard A. Shaw Professional Corp. and Burnet, Duckworth & Palmer LLP.

About Nexen

Nexen is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

About CNOOC Limited

CNOOC Limited is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. CNOOC Limited primarily engages in exploration, development, production and sales of oil and natural gas and has four major producing areas in offshore China as well as oil and gas assets in Asia, Africa, North America, South America and Oceania. As of December 31, 2011, CNOOC Limited owned net proved reserves of approximately 3.19 billion boe, and its net production averaged 909,000 boe/d. CNOOC Limited was incorporated in 1999 and was listed on the Hong Kong Stock Exchange and the New York Stock Exchange in 2001.

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Notes to Editors:

More information about the CNOOC Limited is available at http://www.cnoocltd.com and CNOOC Canada Inc. is available at http://www.cnooccanada.com.

Forward Looking Statements and Information

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws and which are based on the expectations, estimates and projections of management of the parties as of the date of this news release unless otherwise stated. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this press release contains forward-looking statements and information concerning: the anticipated benefits of the transaction to the parties, their respective securityholders and certain of the countries in which Nexen operates; the timing and anticipated receipt of required regulatory, court and securityholder approvals for the transaction; the ability of the parties to satisfy the other conditions to, and to complete, the transaction; and the anticipated timing of the meeting of Nexen securityholders to consider the transaction and for the closing of the transaction.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the proposed transaction and the anticipated timing for completion of the transaction, Nexen and CNOOC Limited have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail securityholder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, securityholder, stock exchange and other third party approvals, including but not limited to the receipt of applicable foreign investment approval required in Canada, the United States and elsewhere and the required approvals from the Government of the People's Republic of China and in other foreign jurisdictions; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the transaction; and other expectations and assumptions concerning the transaction and the operations and capital expenditure plans of Nexen following completion of the transaction. The anticipated dates provided may change for a number of reasons, including unforeseen delays in preparing securityholder meeting materials, the inability to secure necessary securityholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risks and uncertainties inherent in the nature of the transaction include the failure of Nexen and CNOOC Limited to obtain necessary securityholder, regulatory, court and other third party approvals, including those noted above, or to otherwise satisfy the conditions to the completion of the transaction, in a timely manner, or at all.  Failure to so obtain such approvals, or the failure of the parties to otherwise satisfy the conditions to or compete the transaction, may result in the transaction not being completed on the proposed terms, or at all. In addition, if the transaction is not completed, and Nexen continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources of Nexen to the completion of transaction could have an impact on Nexen's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of Nexen.  Furthermore, the failure of Nexen to comply with the terms of the definitive agreement may result in Nexen being required to pay a fee to CNOOC Limited, the result of which could have a material adverse effect on Nexen's financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements and information contained in this press release are made as of the date hereof and the parties undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Information Regarding Disclosure of Reserves and Contingent Resources

This news release contains estimates of "contingent resources". "Contingent resources" are not, and should not be confused with, oil and gas reserves.  "Contingent resources" are defined in the Canadian Oil and Gas Evaluation Handbook as "those quantities of petroleum estimated, as of given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.  It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage."  The contingent resource estimates in this press release are presented as the "best estimate" of the quantity that will actually be recovered, meaning that it is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, and if probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the best estimate. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production from such contingent resources may be greater than or less than the estimates provided in this press release.

Estimates of Nexen's proved and probable reserves contained in this news release have been prepared in accordance with SEC rules.  For reserves estimates calculated in accordance with Canadian National Instrument 51-101, readers are referred to Nexen's Annual Information Form for the year ended December 31, 2011, which has been filed under Nexen's SEDAR profile at www.sedar.com and on Form 40-F filed with the SEC.

This news release also contains references to "boe" (barrels of oil equivalent). Boes may be misleading, particularly if used in isolation. Nexen and CNOOC Limited have adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to boes. Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

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For further enquiries to CNOOC Limited, please contact:

Ms. Michelle Zhang Deputy Manager, Media / Public Relations CNOOC Limited Tel: +86-10-8452-6642 Fax: +86-10-8452-1441 E-mail: MR@cnooc.com.cn	Mr. Peter Hunt Spokesperson of CNOOC Limited in Canada Tel: + 403 268 7870 Fax: + 403 299 9389 E-mail: peter.hunt@hkstrategies.ca

For further enquiries to Nexen, please contact:

Investor relations: Janet Craig Vice President, Investor Relations Tel: + 403 699 4230 E-mail: janet_craig@nexeninc.com	Media and general inquiries: Pierre Alvarez Vice President, Corporate Relations Tel: + 403 699 5202 E-mail: pierre_alvarez@nexeninc.com